Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

Northern Oil and Gas, Inc.

	Year Ended December 31,					Six Months Ended June 30, 2017
	2012	2013	2014	2015	2016
Earnings (Deficit) Before Income Taxes	$115,286,396	$84,834,650	$263,112,945	$(1,177,778,745)	$(294,895,887)	$30,742,382
Add:
Fixed Charges	19,819,598	38,688,300	46,517,384	59,869,939	64,854,615	32,811,390
Subtract:
Capitalized Interest	5,929,473	5,976,981	4,409,544	1,506,172	356,196	71,768
Total Earnings (Deficit) Before Fixed Charges	129,176,521	117,545,969	305,220,785	(1,119,414,978)	(230,397,468)	63,482,004
Fixed Charges
Interest Expense	13,874,909	32,709,056	42,105,676	58,360,387	64,485,623	32,731,970
Capitalized Interest	5,929,473	5,976,981	4,409,544	1,506,172	356,196	71,768
Estimated Interest Component of Rent	15,216	2,263	2,164	3,380	12,796	7,652
Total Fixed Charges	19,819,598	38,688,300	46,517,384	59,869,939	64,854,615	32,811,390
Ratio of Earnings (Deficit) to Fixed Charges(1)	6.5x	3.0x	6.6x	-(2)	-(2)	1.9x
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(1)
The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(2)
Earnings were insufficient to cover fixed charges by approximately $359.8 million and $1,237.6 million, respectively, for the years ended December 31, 2016 and 2015 due primarily to non-cash impairment charges.